02 DEC 30 AM 8:56

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com
Direct Line 44 121 722 4785
Direct Fax 44 121 722 4290
Our Ref DC/dc

21 January 2002

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

02060824

SUPPL

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

John L Heather
Assistant Company Secretary

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham

Announcement Body Information:

On 21 January 2002 the Company was informed that the shareholding of FMR Corp. and Fidelity International Ltd (and their direct and indirect subsidiaries) in the Ordinary Shares of 65 5/19p each of Severn Trent Plc had increased to 15,232,634 shares, representing 4.44% of the total issued share capital of that class .Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.